Hogan Lovells 11th Floor, One Pacific Place 88 Queensway Hong Kong 霍金路偉律師行 香港金鐘道88號 太古廣場一座11樓 T 電話 +852 2219 0888 F 傳真 +852 2219 0222 DX No 009021 Central www.hoganlovells.com
霍金路偉律師行
August 7, 2025

VIA EDGAR

Ms. Kate Beukenkamp

Ms. Taylor Beech

Ms. Ta Tanisha Meadows

Ms. Theresa Brillant

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:  CCH Holdings Ltd (CIK No. 0002074123)

Response to the Staff’s Comments on the Draft Registration Statement on Form F-1

Confidentially Submitted on June 26, 2025

Dear Ms. Beukenkamp, Ms. Beech, Ms. Meadows and Ms. Brillant,

On behalf of our client, CCH Holdings Ltd, a company organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated July 23, 2025 on the Company’s draft registration statement on Form F-1 confidentially submitted on June 26, 2025 (the “Draft Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) to the Commission for confidential review.

The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Revised Draft Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

Draft Registration Statement on Form F-1

Cover Page

Partners M Lin O Chan D Y C So C J Dobby N W O Tang E I Low* J P Kwan S K S Li L H S Leung A J McGinty J E M Leitch B A Phillips T Liu J Cheng M Wong M Sit Z Dong

1.

Please revise your cover page and Risk Factors sections and elsewhere as appropriate to disclose the percentage ownership and voting power pre- and post-IPO of Mr. Goh Kok Foong, your founder, chairman and CEO. Additionally, please revise your discussion here and in your risk factor on page 26 as well as elsewhere as appropriate to provide examples of corporate matters that your CEO, Mr. Goh Kook Foong, will have the ability to control or significantly influence the outcome of as matters requiring approval by shareholders (e.g., the election of directors, amendment of organizational documents, and approval of major corporate transactions, such as a change in control, merger, consolidation, or sale of assets).

In response to the Staff’s comment, the Company has revised the disclosure on the prospectus cover page and pages 4 and 26 of the Revised Draft Registration Statement.

Counsel A D E Cobden J S F Yim J Leung D Lau S Suen P J Kaur Foreign Legal Consultants S Tang (New York, USA) B Kostrzewa (District of Columbia, USA) S Jiang (New York, USA)

Hogan Lovells is an affiliated business of Hogan Lovells International LLP, a limited liability partnership registered in England and Wales.

Hogan Lovells is part of an international legal practice that includes Hogan Lovells International LLP, Hogan Lovells US LLP and their affiliated businesses, with offices in: Alicante Amsterdam Baltimore Beijing Berlin Birmingham Boston Brussels Colorado Springs Denver Dubai Dublin Dusseldorf Frankfurt Hamburg Hanoi Ho Chi Minh City Hong Kong Houston London Los Angeles Luxembourg Madrid Mexico City Miami Milan Minneapolis Monterrey Munich New York Northern Virginia Paris Philadelphia Riyadh Rome San Francisco Sao Paulo Shanghai Silicon Valley Singapore Tokyo Washington, D.C. Associated Offices: Budapest Jakarta Shanghai FTZ. Business Services Centers: Johannesburg Louisville.

The word “partner” is used to describe a partner or member of Hogan Lovells International LLP, Hogan Lovells US LLP or any of their affiliated entities or any employee or consultant with equivalent standing. Certain individuals, who are designated as partners, but who are not members of Hogan Lovells International LLP, do not hold qualifications equivalent to members. For more information about Hogan Lovells, the partners and their qualifications, see www.hoganlovells.com.

Hogan Lovells is a member of the Pacific Rim Advisory Council with member offices in: Argentina Australia Brazil Canada Chile China (Mainland) Colombia France Hong Kong India Indonesia Japan Korea Malaysia Mexico Netherlands New Zealand Peru Philippines Singapore Taiwan Thailand USA Venezuela.

Risk Factors, page 10

2.	Please add a risk factor to address any risks or other impacts on shareholders as a result of your exclusive forum provision discussed on page 88, including the increased costs to bring a claim and that these provisions can discourage claims or limit shareholders’ ability to bring a claim in a judicial forum that they find favorable. Here and on page 88, explicitly state whether or not such provision applies to claims arising under the Exchange Act and under the Securities Act. In addition, please state in your risk factor disclosure that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder and that there is uncertainty as to whether a court may enforce your exclusive forum provision as it applies to the Securities Act. In this regard, we note that Section 22 of the Securities Act provides concurrent jurisdiction for claims arising thereunder, and it appears your exclusive forum provision requires that Securities Act claims be litigated in federal court.

In response to the Staff’s comment, the Company has revised the disclosure on pages 27 and 90 of the Revised Draft Registration Statement.

Use of Proceeds, page 33

3.	We note your disclosure that you intend to use the offering proceeds for strategic investments or acquisitions and that you have been actively expanding the network of your restaurant outlets in Malaysia and are “poised for strategic expansion into other locations in Southeast Asia.” Please give a brief description of such businesses and information on the status of the acquisitions. Refer to Item 3.C.3 of Form 20-F.

In response to the Staff’s comment, the Company has revised the disclosure on page 34 of the Revised Draft Registration Statement.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Strategic Expansion of Our Network of Restaurant Outlets, page 43

4.	Please revise your disclosure here and elsewhere as appropriate to briefly expand your discussion to state what specific steps or actions you have taken to date to implement your strategic restaurant expansion plan. If none, clarify your anticipated timeline for expansion. As currently disclosed, it is not clear whether this is a future-looking plan or whether certain steps have already been taken.

In response to the Staff’s comment, the Company has revised the disclosure on pages 44, 64, and 65 of the Revised Draft Registration Statement.

Business

Our Competitive Strengths, page 62

5.	Please revise your disclosure here to balance your discussion of “Our Competitive Strengths” and “Our Growth Strategies” with discussion of the challenges your business faces.

In response to the Staff’s comment, the Company has revised the disclosure on pages 65 and 66 of the Revised Draft Registration Statement.

Franchise Licensing, page 68

6.	We note the use of licensing agreements with licensees in Malaysia and that each licensee is required to pay you royalties. Please file the form of licensing agreement, or tell us why you are not required to do so. Refer to Item 601(b)(10) of Regulation S-K.

In response to the Staff’s comment, the Company has revised the disclosure on page II-3 of the Revised Draft Registration Statement and filed the Forms of Licensing Agreement as Exhibit 10.3 and Exhibit 10.4, which correspond to the two types of licensing agreements disclosed on page 70 of the Revised Draft Registration Statement.

Related Party Transactions, page 83

7.	We note that many of the transactions disclosed here involve entities controlled by your Chief Operation Officer, Mr. Goh Kok E., and his brother your founder, chairman and Chief Executive Officer, Mr. Goh Kok Foong. Please revise your Risk Factors section accordingly to discuss the risks associated with a significant portion of your business being dependent on these relationships and relationship to entities controlled by your CEO and COO. Quantify the dollar amounts and percentage of revenue associated with these relationships.

In response to the Staff’s comment, the Company has revised the disclosure on page 16 of the Revised Draft Registration Statement.

8.	Please revise your disclosure here to clarify the meaning of certain entities (e.g., CCH Tasty) being “significantly influenced” by you. We note elsewhere that you disclose holding certain equity ownership interests in certain entities. Consider the use of footnotes and/or cross-references to make clear the nature of these relationships.

In response to the Staff’s comment, the Company has revised the disclosure on page 84 of the Revised Draft Registration Statement.

Loans to Related Parties, page 84

9.	Please revise to briefly state the purpose the various loans to related parties, including Messrs. Goh Kok Foong and Mr. Goh Kok E. Additionally, please disclose the amount due from related parties. We note your subsection describing the amounts due to related parties.

In response to the Staff’s comment, the Company has revised the disclosure on pages 85 and 86 of the Revised Draft Registration Statement.

Notes to Consolidated Financial Statements

2. Summary of Significant Accounting Policies

(y) Segment Reporting, page F-19

10.	We note that the primary measure of segment revenue and profitability is consolidated revenue and net income. Please tell us how you considered the guidance in ASC 280-10-50-29(f) and the example at 280-10-55-54(c) to discuss how the CODM uses this measure in assessing performance and deciding how to allocate resources.

In response to the Staff’s comment, the Company respectfully advises the Staff that the Company has further elaborated how the CODM uses primary measure of segment revenue and profitability in assessing performance as below, and has revised the disclosure on pages F-19 of the Revised Draft Registration Statement accordingly.

For the one reportable segment of restaurant operations, the CODM uses consolidated revenue and pretax income as primary measure in the process of preparing annual budget and forecast for the segment, and conducting competitive analysis by benchmarking to the Group’s competitors at the same development stage. The CODM considers budget-to-actual variances in these two measurements when making decisions and adjustments on the allocation of resources including personnel, property, and capital. The CODM also uses pretax income to assess return on marketing activities and monitor overall spending in employee compensation, general support and financing costs.

General

11.	Please provide us with supplemental copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

The Company acknowledges the Staff’s comments and respectfully advises the Staff that as of the date of this letter, neither the Company nor anyone authorized to do so on its behalf has presented or expects to present to potential investors in reliance on Section 5(d) of the Securities Act. However, in the event that the Company does, it will provide all such written communications to the Staff under separate cover.

Should you have any questions about the responses contained herein, please contact me by telephone at (852) 2840 5026 (office) or via email at stephanie.tang@hoganlovells.com. Questions relating to accounting and auditing matters of the Company may also be directed to Wong Kok Siang, partner at ST & Partners PLT, by telephone at (60) 012 276 8178 or via email at kswong@stpartners.com.my. ST & Partners PLT is the independent registered public accounting firm of the Company.

Sincerely yours,

/s/ Stephanie Tang
Stephanie Tang

CC:	Goh Kok Foong, Chief Executive Officer, CCH Holdings Ltd

Wong Kok Siang, Partner, ST & Partners PLT

Joseph M. Lucosky, Managing Partner, Lucosky Brookman LLP